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                                                                Vereniging AEGON
[AEGON LOGO APPEARS HERE]


                                                                          246361
                                                             JOINT PRESS RELEASE


OFFERING PRICE OF AEGON COMMON SHARES SET AT EURO 10.00 PER BEARER SHARE AND USD
9.71 PER NEW YORK SHARE

TRANSACTION SIZE FIXED AT 350 MILLION COMMON SHARES, RESULTING IN TOTAL GROSS PROCEEDS OF EURO 3.5 BILLION

Vereniging AEGON (the "Association") and AEGON N.V. ("AEGON") announce the placement of 350 million existing AEGON common shares at an offering price of EUR 10.00 per bearer share and USD 9.71 per New York share. The closing price of AEGON common shares on Euronext Amsterdam on Tuesday 17 September 2002 was EUR
10.04. The Association is selling 350 million shares, representing 24.4% of AEGON's outstanding common shares.

Of the 350 million common shares being sold by the Association, 143.6 million common shares are being sold directly by the Association in an offering outside the United States in reliance on Regulation S of the United States Securities Act. The balance of 206.4 million common shares are being purchased by AEGON from the Association in connection with the placement in the market by AEGON in a global offering, including an SEC-registered public offering in the United States.

After the transaction, payment of related expenses, receipt of the interim dividend in 2002 on AEGON common shares and using other available funds, the Association will reduce its bank debt by EUR 1.8 billion to EUR 1.7 billion. The Association will invest EUR 2.064 billion in an increase in the paid-in capital on 440 million existing AEGON preferred shares held by the Association. The proceeds of the increase in the paid-in capital will be used by AEGON to retire senior debt.

The closing date for the transaction will be Monday 23 September 2002. Copies of the final prospectus of the registered offering being made in the United States will be available from ABN AMRO Rothschild (55 East 52nd Street, Park Avenue Plaza, New York, NY 10055, Tel: + 1 212 409 7770, Fax: +1 212 409 1462) and
Morgan Stanley (1585 Broadway, New York, NY 10036, c/o Domenico Ruscitti, Fax:
+1 212 7610211).

Copies of the final prospectus will also be available from ABN AMRO Rothschild (Gustav Mahlerlaan 10, Amsterdam; fax: +31 20 628 0004) and Morgan Stanley (25 Cabot Square, London E14 4QA, attn.: John Porter, Fax: +44 207 425 6998).

ABN AMRO Rothschild and Morgan Stanley are joint global coordinators and joint bookrunners for the offering.

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The Hague 18 September 2002
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Inquiries:
AEGON
Investor Relations                                   Group Communications
Phone:+ 31 70 344 83 05                              Phone: + 31 70 344 83 44
Website: www.AEGON.com
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